Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2014 results

  Adjusted net earnings up 11.0% to $648 million on strong Bell Adjusted EBITDA growth of 3.4%; net earnings attributable to common shareholders of $600 million, up 74.9%
  Strong wireless financial results with 7.0% service revenue growth and 10.9% higher Adjusted EBITDA
  Total BCE wireless postpaid net customer activations in Q3 of 91,779
  Positive Wireline Adjusted EBITDA growth achieved one quarter earlier than expected
  Best broadband market share quarter in over a decade with strong BCE IPTV and Internet net customer activations of 74,450 and 64,254 respectively
  Bell Media to launch subscription on-demand TV streaming service delivering superior television content including exclusive HBO library

MONTRÉAL, November 6, 2014 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter (Q3) of 2014.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q3 2014	Q3 2013	% change
Bell(i)
Operating revenues	4,607	4,524	1.8%
Adjusted EBITDA(1)	1,798	1,739	3.4%
BCE
Operating revenues	5,195	5,099	1.9%
Adjusted EBITDA	2,115	2,063	2.5%
Net earnings attributable to common shareholders	600	343	74.9%
EPS	0.77	0.44	75.0%
Adjusted EPS(2)	0.83	0.75	10.7%
Cash flows from operating activities	1,882	1,730	8.8%
Free cash flow(3)	834	747	11.6%
Free cash flow per share(3)	1.06	0.97	9.3%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

“Bell is focused on results, executing a strategy of TV, Internet, wireless and media innovation that’s clearly winning with customers in the marketplace. This industry-leading Q3 performance proves Bell next-generation services like Fibe TV, Fibe Internet and mobile LTE have changed

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the game in Canadian communications,” said George Cope, President and CEO of BCE Inc. and Bell Canada.

“We were proud to welcome Bell Aliant fully into BCE’s national team this week. Executing the Bell broadband growth strategy, our Atlantic Canada partners have also outperformed against their cable competition. Everyone at Bell understands that success in a competitive communications marketplace can only result from product innovation that truly delivers for Canadian consumers. Our focus on advanced broadband services and content, combined with disciplined execution by the Bell team, delivered an outstanding quarter of results for our customers and the company.”

The Bell team is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

With an expanding service footprint, Bell broadband IPTV and Internet services continue their momentum. Compared to ongoing declines at traditional cable companies, IPTV welcomed 74,450 net new subscribers, and an exceptional 64,254 broadband Internet net additions, underscoring BCE’s online leadership. Wireless, with 91,779 postpaid net additions and fast-increasing consumer use of mobile data services on smartphones, delivered industry-leading financial results. Executing our cost imperative, Bell Wireline reduced operating costs a further 1.7% year over year to support the positive growth in Wireline Adjusted EBITDA. Bell Media had industry-leading revenue market share due to its leadership in Canadian and international news, sports and entertainment programming.

“We delivered an excellent set of consolidated third-quarter financial results with very strong wireless financial performance and positive wireline Adjusted EBITDA growth driving strong growth in Adjusted earnings and free cash flow. Notably, since we began the strategic transformation of Bell in 2008, we have reported uninterrupted year-over-year Adjusted EBITDA growth in every quarter,” said Siim Vanaselja, Chief Financial Officer for Bell and BCE. “Competitively well positioned with leading broadband wireline and wireless networks, our operating momentum is growing as we enter the fourth quarter. With an outlook for continued strong wireless profitability, an improving wireline financial profile, and a sustained focus on cost efficiency, we are on track to meet all our Bell and BCE guidance targets for 2014.”

Bell’s broadband investment strategy delivers top wireless and Internet speeds

Tests of mobile LTE services in Canada’s biggest cities released on October 28, 2014 by respected US research company RootMetrics (rootmetrics.com/ca) found that Canadian wireless service is faster, more reliable and “far superior on average” than mobile service available in comparable US and UK cities. RootMetrics also found Canadian mobile pricing was lower than in comparable American cities. Bell’s LTE service was first or tied for first in all 6 of RootMetrics’ mobile performance categories in Canada’s biggest urban centres, Toronto and Montréal. Bell also offers customers the largest LTE footprint in Canada, which grew to cover 84% of the population by the end of Q3.

Netflix has consistently rated Bell Fibe as the fastest Internet service in Canada in its ISP speed index, which was introduced in April 2014. Bell Aliant’s FibreOP service was also ranked first in its territory and second nationally in the monthly Netflix speed comparisons of up to 18 Canadian Internet service providers (ispspeedindex.netflix.com/canada). With the fast expansion of Fibe

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service, Bell high-speed Internet subscribers increased 39.1% year over year in Q3, the biggest quarterly gain in 8 years.

Bell Media announces new TV streaming service

On October 30, 2014, Bell Media announced it will soon launch a new streaming service devoted exclusively to exceptional TV. Code-named Project Latte, the service will feature best-in-class TV programming from the present and past from around the world, including HBO’s iconic programming library, on set-top boxes and mobile, online and other platforms. The service is being offered to all Canadian TV providers, and Bell Media has already reached distribution agreements with TELUS, Bell Canada and Bell Aliant to deliver this innovative service on set-top boxes to their TV customers across the country.

Privatization of Bell Aliant completed

Announced on November 3, 2014, the privatization of Bell Aliant simplifies BCE’s corporate structure; provides increased broadband scale with approximately 1.4 million combined Internet, TV and wireless customers; increases overall operating and capital investment efficiencies; and supports BCE’s dividend growth objective with strong annualized free cash flow accretion. Integrated into BCE’s national operations, the Bell Aliant team will continue to serve customers across the 4 Atlantic provinces from its Halifax headquarters. BCE has committed $2.1 billion in capital expenditures for the region over the next 5 years to build on Bell Aliant’s momentum as the marketplace leader in broadband fibre TV and Internet products and service.

On October 14, 2014, BCE announced that Chief Financial Officer Siim Vanaselja will retire in the second quarter of 2015. Glen LeBlanc, formerly Chief Financial Officer of Bell Aliant, will serve as BCE’s Senior Vice President, Finance for BCE until Mr. Vanaselja’s retirement and assume the role of CFO of BCE and Bell Canada at that time. BCE’s succession plan for the CFO role leverages the exceptional executive talent across the BCE group of companies to ensure a smooth transition. Mr. Vanaselja will retire after BCE’s 2015 Annual General Meeting of Shareholders, scheduled for April 30, 2015, and before the end of Q2 2015. As announced on September 24, 2014, Bell Aliant President and CEO Karen Sheriff is retiring from the BCE group on December 31, 2014; Dan McKeen, formerly Bell Aliant’s Senior VP, Customer Solutions, was named Vice Chair, Bell Aliant when the privatization’s completion was announced on November 3, 2014.

Robert Dexter, Gordon Nixon join BCE Board of Directors

As previously announced, Robert Dexter and Gordon Nixon have joined the Board of Directors of BCE and Bell Canada. Mr. Nixon was President and Chief Executive Officer of the Royal Bank of Canada from August 2001 to August 2014, and is chair of MaRS and of the Queen’s University Capital Campaign. Mr. Nixon joins BCE’s Management Resources and Compensation Committee and Corporate Governance Committee. Mr. Dexter, formerly a director of Bell Aliant, is Chairman and Chief Executive Officer of Maritime Travel Inc. and Chairman of Sobeys Inc. and Empire Company Limited. He also served as a director of Maritime Tel & Tel Limited from 1997 to 1999. Mr. Dexter is a member of the BCE Audit Committee and Pension Fund Committee.

BCE RESULTS

BCE operating revenue grew 1.9% to $5,195 million in Q3, reflecting higher revenues at Bell and Bell Aliant. Adjusted EBITDA(1) was up 2.5% to $2,115 million and Adjusted EBITDA margin(1) increased slightly to 40.7%, driven by healthy growth at Bell that was partly offset by a year-over-year decline at Bell Aliant.

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BCE’s net earnings attributable to common shareholders were $600 million, or $0.77 per share, up 74.9% and 75% respectively from $343 million and $0.44 per share in Q3 2013. The increase was due to a charge in Q3 2013 for the CRTC tangible benefits obligation that Bell was ordered to pay as part of the acquisition of Astral Media. Adjusted net earnings(2) of $648 million and Adjusted earnings per share (EPS) of $0.83, increased 11.0% and 10.7% respectively, reflecting the flow-through of higher Adjusted EBITDA from strong growth at Bell Wireless and a positive and growing contribution from Bell Wireline.

BCE’s cash flows from operating activities increased 8.8% to $1,882 million, due mainly to higher Adjusted EBITDA and an increase in working capital, partly offset by higher income taxes paid. Free cash flow generated in the quarter was $834 million, or 11.6% higher than last year, reflecting an increase in cash flows from operating activities, partly offset by higher capital expenditures. Free cash flow per share in Q3 was $1.06, up 9.3% from $0.97 per share last year.

In Q3 of 2014, BCE (Bell Canada and Bell Aliant) added 185,468 net new customers from communications growth services (wireless, TV, Internet): 91,779 postpaid wireless customers, partly offset by the loss of 8,143 prepaid customers; 37,578 TV subscribers, reflecting the addition of 74,450 net new fibre IPTV customers; and 64,254 high-speed Internet customers. Total net NAS line losses improved 10.8% to 108,051. At September 30, 2014, BCE served a total of 8,035,130 wireless customers, up 1.1% from Q3 2013; total TV subscribers of 2,600,418, up 6.7% (including 857,473 IPTV customers, an increase of 47.2%); 3,245,016 Internet subscribers, up 4.2%; and total NAS lines of 7,223,858, a decrease of 6.6%.

BELL RESULTS

Bell operating revenues grew 1.8% to $4,607 million, reflecting a 2.2% increase in service revenues that was partly offset by a 2.7% decline in low-margin wireline product revenues. This performance was led by a strong increase at Bell Wireless and positive Bell Wireline residential services revenue growth. Bell Media revenues were essentially unchanged compared to last year. Total revenues generated by Bell’s growth services (Wireless, TV, Internet/other wireline broadband, and Media) grew $134 million, a 3.7% increase over last year.

Bell Adjusted EBITDA was up 3.4% to $1,798 million, driven by increases of 10.9% at Bell Wireless and 1.0% at Bell Wireline. This was moderated by an 8.5% decline at Bell Media, reflecting the impact of accelerating TV content and multi-platform rights costs. Bell’s consolidated Adjusted EBITDA margin increased to 39.0% in Q3 2014 from 38.4% in Q3 2013, due to higher Wireless average revenue per user (ARPU) (4), increasing Fibe TV scale and growth in three-product households, pricing discipline, diminishing wireline voice erosion, and lower wireline operating costs.

Consistent with our plan, the pace of capital spending increased this quarter as we continued to roll out fibre to more homes and businesses, expanded our Fibe TV reach, increased 4G LTE network speeds by up to 45%, deployed broadband mobile services to more rural communities and small towns across Canada, and increased broadcasting capacity. Bell invested $825 million in capital programs in Q3 2014, representing an increase of 11.2% over last year.

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless operating revenues accelerated this quarter, increasing 7.0% to $1,598 million from $1,493 million in Q3 of 2013, the result of a greater mix of postpaid subscribers in our customer base, strong data revenue growth, and pricing discipline. Data revenue grew 23.9%

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this quarter due to increased smartphone penetration and usage, and higher average rate plan pricing, driving our highest blended ARPU growth rate in more than 7 years. Product revenues were up 10.4% as a result of more handset upgrades and a greater number of higher-end smartphones in our sales mix.

Bell Wireless Adjusted EBITDA increased 10.9% to $684 million on the strong blended ARPU growth. With high flow-through of revenue to Adjusted EBITDA in Q3 2014, Bell Wireless service revenue margin expanded 1.6 percentage points to 46.6%, underscoring our disciplined focus on profitable postpaid subscriber growth and customer retention spending.

  Postpaid net additions totalled 90,976 compared to 102,714 last year. This reflected a 1.9% decrease in gross activations, a sequential improvement compared to previous quarters. The improvement was due to the moderating impact on new subscriber activations from the elimination of lower-priced 3-year contracts in 2013, as mandated by the new federal Wireless Code of Conduct.
  The percentage of postpaid subscribers with smartphones increased to 75%, compared to 69% at the end of Q3 2013.
  Postpaid customer churn(4) remained stable at 1.20%, reflecting the quality, scope and scale of Bell’s network and the positive impact of investments in customer service and retention.
  Prepaid net subscriber losses improved 40.6% to 7,870, due to fewer customer deactivations.
  Bell Wireless postpaid customers totalled 6,868,818 at the end of Q3, a 2.8% increase over last year. Total Bell Wireless customers grew 1.1% to 7,887,193.
  Blended ARPU increased 5.9% to $61.73, driven by greater data usage on Bell’s expanding 4G LTE network, the favourable ARPU impact of new 2-year contract pricing, and a higher percentage of postpaid subscribers in our customer base.
  Cost of acquisition (COA)(4) increased to $421 per subscriber from $403 in Q3 2013, due to a higher postpaid mix and sale of more premium smartphones compared to last year.
  With more customers upgrading to high-end devices, retention spending increased to 10.2% of wireless service revenues from 9.3% last year.
  Bell increased mobile 4G LTE network speeds by as much as 45% across our entire service footprint in August through spectrum aggregation, giving customers faster mobile access to the Internet and data services. All current Bell Mobility and Virgin Mobile LTE-compatible devices support the speed increase.
  4G LTE network coverage increased to 84% of the population by the end of Q3, and is expected to grow to more than 98% by the end of 2015 as service is rolled out to more small towns, rural locations and Canada’s North. This is complemented by 4G HSPA+ coverage, currently available across Canada to more than 98% of the population.
  Bell Mobility launched 4G wireless service in partnership with the Government of Yukon in small communities in the territory. It’s part of Bell subsidiary Northwestel’s $233 million modernization plan, which is delivering advanced Internet and wireless services to customers in all 3 Canadian territories.

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  Desjardins Group announced the launch of its new mobile payment service with a number of wireless carriers, including Bell Mobility and Virgin Mobile. The service is available on a number of smartphones, including the Samsung Galaxy products, HTC One and Blackberry 9900, with additional devices to be added in the coming months.

Bell Wireline

With a steadily improving mix of Wireline growth services (TV, Internet, other Wireline broadband) and a 1.7% year-over-year reduction in operating costs, Bell Wireline Adjusted EBITDA increased 1.0% in Q3 – driving a 60 basis point improvement in margin to 37.8%.

Bell Wireline also achieved positive service revenue growth of 0.2% in Q3, offset by a 7.7% decline in lower-margin product revenues that resulted in a 0.7% year-over-year decrease in total Wireline operating revenues to $2,465 million. Wireline residential revenue grew 3.4% in Q3, reflecting positive total net subscriber additions and higher ARPU across all our consumer services. The decline in voice revenue continued to slow with fewer residential NAS line losses compared to last year.

In our Bell Business Markets unit, the rate of year-over-year revenue decline in Q3 remained relatively stable compared to last quarter. However, overall results continued to be impacted by competitive pricing pressures and slow economic growth, which has affected customer demand for core connectivity and business service solutions as well as sales of data equipment.

  Total Bell residential customer net additions increased 40.5% to 31,280 in Q3 from 22,265 last year, reflecting strong Internet and Fibe TV subscriber growth that in turn drove higher residential NAS activations and retention.
  High-speed Internet net subscriber additions totalled 49,555, up 39.1% compared to 35,634 last year. The increase reflects the pull-through of Bell Fibe TV customer activations as well as a higher number of student activations during the back-to-school period. Bell’s high-speed Internet subscriber base increased 3.9% over last year to 2,253,363.
  Bell Fibe TV added 61,519 net new customers in Q3 compared to 72,813 last year. The decrease reflects aggressive offers and service bundle promotions from cable competitors, more moderate footprint expansion compared to Q3 2013, and the positive impact in 2013 of early customer adoption of the popular Fibe wireless receiver. Bell Fibe TV subscribers totalled 642,162 at the end of Q3, up 53.2% from last year.
  The Bell Fibe TV footprint reached 4.8 million households at the end of Q3, up from 4.1 million last year.
  Satellite TV net customer losses increased to 37,025 in Q3 from 26,128 last year, the result of fewer retail activations due to aggressive offers from cable TV competitors in Bell service areas where Fibe TV is not available. Bell Satellite also had fewer wholesale activations due to the roll-out of IPTV service by competing wholesale providers in Western and Atlantic Canada.
  Bell TV’s subscriber base (Bell Satellite TV and Fibe TV) totalled 2,352,448 at the end of Q3, a 4.9% increase over last year.
  Wireline data revenues were up 3.1% to $1,470 million, the result of combined Internet and TV service revenue growth of 7.5% and a 3.3% increase in IP broadband connectivity revenues.

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  Residential NAS net losses improved 26.8% to 43,173 from 58,957 last year, reflecting lower rates of residential NAS turnover where Bell Fibe TV is available and improved retention in our non-Fibe TV service areas.
  Business NAS losses increased to 31,854 in Q3 from 28,526 last year, due mainly to competitive pressures and ongoing business customer conversion of voice lines to IP-based and wireless services.
  Total Bell NAS access lines at the end of the quarter were 4,959,941, a 7.1% decline from last year. As a result, Bell’s local and access revenues decreased 4.1% to $588 million, while long distance revenue fell 11.4% to $163 million.

Bell Media

Bell Media operating revenues were essentially unchanged this quarter, increasing 0.2% to $665 million from $664 million last year. Growth in broadcast distributor subscriber fee revenues from the flow-through of market-based rate increases for Bell Media specialty TV services and higher revenues from TV Everywhere GO products was offset by decreased advertising revenues due to general market softness and a move of advertising dollars to the broadcast of 2014 FIFA World Cup Soccer.

Overall, Bell Media continued to lead the Canadian media industry in revenue market share this quarter, driven by its strong conventional and specialty TV programming schedule and growth in full-day audiences.

As a result of significantly higher TV content costs for sports broadcast rights that continue to escalate for the industry as a whole, Bell Media Adjusted EBITDA decreased 8.5% in Q3 to $182 million from $199 million last year.

  Bell Media grew its combined English and French-language audience share among viewers aged 25 to 54 to 33% for the broadcasting year ended August 31, 2014.
  CTV continues to be Canada’s #1 television network, broadcasting 9 of the top 20 programs nationally among all viewers in the summer season (including the top 2 programs: The Amazing Race Canada and MasterChef Canada) and record-breaking success early in the 2014-2015 broadcast season with the top 5 most-watched programs across all key adult demographics. In the key primetime hours of 7 to 11 pm, CTV’s average audience was 44% higher than its closest conventional TV competitor.
  Bell Media’s specialty and pay TV properties reached 85% of all Canadian English specialty and pay TV viewers in the average week during Q3 2014, led by TSN, Discovery, and TMN.
  Bell Media continues its leadership position in Québec, with specialty TV audiences reaching 83% of all French TV viewers in the average week during Q3 2014, led by 4 of the top 5 specialty channels in Québec: #1 RDS, Canal D, Canal Vie and Super Écran.
  Bell Media continues to rank first in digital media among all Canadian broadcast and video network competitors, and 7th among all online properties in the country. Monthly online averages in Q3 were 15.7 million unique visitors, 2.8 million video viewers, 441 million page views, 123 million visits, and 69 million videos served.
  Bell Media Radio, Canada’s largest radio broadcaster, saw growth in overall reach with 17.8 million listeners who spent 83.7 million hours tuned each week in Q3.
  Astral Out-of-Home remained the 3rd largest player in Canada with more than 9,500 advertising faces and was the #1 operator in the key markets of Toronto and Montréal.

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  Bell Media has acquired the exclusive Canadian multi-platform rights, including subscription video-on-demand, to HBO’s off-air catalogue of TV programming. This complements a multi- year, multi-platform agreement that will see HBO Canada exclusively deliver the entire past- season library of every HBO scripted series currently on air.
  Bell Media completed the required divestiture of certain Astral Media assets on September 16 with the sale of two TV services (MusiquePlus and MusiMax) to V Media Group, bringing total proceeds for all required Astral asset divestitures (including interim period dividends) to $766 million. The sales of these channels were required by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) as part of Bell’s acquisition of Astral Media.

BELL ALIANT RESULTS

Bell Aliant revenues increased 0.4% in Q3 2014 to $699 million from $696 million last year, as growth in Internet, TV, other data and wireless revenues exceeded the declines in local, long distance and other revenues. Despite higher year-over-year operating revenues, Bell Aliant Adjusted EBITDA decreased 2.2% this quarter to $317 million from $324 million in Q3 2013, due to higher operating costs related to growth of its FibreOP services and customer base.

Bell Aliant continued to extend its fibre-to-the-home (FTTH) network in Q3, passing 82,000 additional homes and businesses with FibreOP services, bringing its total FTTH service footprint to approximately 961,000 locations in more than 89 communities throughout Atlantic Canada, Québec and Ontario.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6175 per common share, payable on January 15, 2015 to shareholders of record at the close of business on December 15, 2014.

OUTLOOK

BCE confirmed its financial guidance targets for 2014, as provided on February 6, 2014, as follows:

	February 6 Guidance	November 6 Guidance
Bell (i)
Revenue Growth	2% – 4%	On track
Adjusted EBITDA Growth	3% – 5%	On track
Capital Intensity (4)	16% – 17%	On track
BCE
Adjusted EPS	$3.10 - $3.20	On track
Free Cash Flow growth	3% – 7%	On track
Annual common dividend per share	$2.47	$2.47
Dividend payout (4) policy	65% – 75% of free cash flow	No change

(i)	Bell’s 2014 financial guidance for revenue, Adjusted EBITDA and capital intensity is exclusive of Bell Aliant.

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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2014 results on Thursday, November 6 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-766-6630 or (416) 340-2220. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 1024287#.

A live audio webcast of the conference call will be available on BCE’s website at: http://www.bce.ca/investors/investorevents/all/show/bce-q3-2014-results-conference-call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods. The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2014 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions)
	Q3 2014	Q3 2013
Net earnings	703	452
Severance, acquisition and other costs	66	297
Depreciation	739	683
Amortization	116	162
Finance costs
Interest expense	227	242
Interest on post-employment benefit obligations	25	38
Other expense	(2)	24
Income taxes	241	165
Adjusted EBITDA	2,115	2,063
BCE Operating Revenues	5,195	5,099
Adjusted EBITDA Margin	40.7%	40.5%

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(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2014		Q3 2013
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	600	0.77	343	0.44
Severance, acquisition and other costs	45	0.06	222	0.29
Net gains on investments	-	-	(2)	(0.01)
Premium on early redemption of debt	3	-	21	0.03
Adjusted net earnings	648	0.83	584	0.75

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions except per share amounts)
	Q3 2014	Q3 2013
Cash flows from operating activities	1,882	1,730
Bell Aliant dividends to BCE	47	48
Capital expenditures	(975)	(880)
Cash dividends paid on preferred shares	(31)	(38)
Cash dividends paid by subsidiaries to non-controlling interest	(69)	(68)
Acquisition costs paid	33	32
Bell Aliant free cash flow	(53)	(77)
Free cash flow	834	747
Average number of common shares outstanding	782.1	775.9
Free cash flow per share	1.06	0.97

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) in BCE’s Q2 2014 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2014 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2014 annualized common share dividend and common share dividend policy, our network deployment plans, certain strategic and financial benefits expected to result from the Bell Aliant privatization, the integration of Bell Aliant into BCE’s national operations, the nature and value of investments expected to be made in Atlantic Canada over the next 5 years, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 6, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business

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combinations or other transactions that may be announced or that may occur after November 6, 2014. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purposes of providing information concerning the expected impacts of the Bell Aliant privatization, and of assisting investors and others in understanding certain key elements of our expected 2014 financial results, as well as our objectives, strategic priorities and business outlook for 2014, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of investments expected to be made in Atlantic Canada over the next 5 years assumes that investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual investments made in Atlantic Canada could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2014 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  growth in the Canadian GDP of 2.3% in 2014, based on the Bank of Canada’s most recent estimate, a ten basis point increase compared to an earlier estimate of 2.2%
  a faster pace of employment growth compared to 2013
  a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in non-urban markets, the availability of new data applications and services, as well as population growth a softer advertising market for Bell Media

Assumptions Concerning our Bell Wireless Segment

  higher, but slowing, wireless industry penetration in Canada maintaining Bell’s market share of incumbent wireless postpaid net activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services our ability to monetize increasing data usage and customer subscription to new data services further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada ongoing technological improvements by handset manufacturers and faster data network speeds that allow customers to optimize the use of our services no material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  increasing wireless and Internet-based technological substitution aggressive residential service bundle offers from cable TV competitors in our local wireline areas

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  stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households faster pace of employment and economic growth compared to 2013 continued business customer migration to IP-based systems
  ongoing competitive price pressures in our residential, business and wholesale markets ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment.

Assumptions Concerning our Bell Media Segment

  softer advertising market
  escalating costs to secure TV programming and sports content ability to successfully acquire highly-rated programming and differentiated content market rates for specialty content generally increasing
  building and maintaining strategic supply arrangements for content on all four screens full realization of cost synergies from the integration of Astral into Bell Media no material financial, operational or competitive consequences of adverse changes in media regulation

Assumptions Concerning our Bell Aliant Segment

  faster pace of employment and economic growth compared to 2013 competitive activity in both consumer and business will continue to be intense wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag behind other regions of Canada
  NAS net decline stabilizing
  steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013 cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2014:

  the maintenance of a relatively stable consolidated Adjusted EBITDA margin;
  increasing wireless Adjusted EBITDA contribution and margin expansion;
  an improving year-over-year rate of decline in wireline revenue and Adjusted EBITDA;
  Bell’s total post-employment benefit plans cost to be approximately $310 million, based on an estimated accounting discount rate of 4.9%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $220 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $90 million;

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  total pension plan cash funding of approximately $350 million;
  cash taxes of approximately $600 million;
  net interest expense of approximately $775 million, instead of $750 million;
  net interest payments of approximately $775 million; and
  working capital changes and severance and other costs of approximately $175 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2014:

  BCE’s total post-employment benefit plans cost to be approximately $390 million, including approximately $80 million for Bell Aliant, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $280 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million;
  depreciation and amortization expense approximately $115 million higher compared to 2013;
  net interest expense of approximately $925 million, instead of $900 million;
  tax adjustments (per share) of approximately $0.05, instead of $0.04;
  an effective tax rate of approximately 26%;
  non-controlling interest of approximately $220 million, instead of $280 million;
  average common shares outstanding of approximately 794 million, instead of 778 million; and
  an annual common share dividend of $2.47 per share

The foregoing assumptions, although considered reasonable by BCE on November 6, 2014, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2014 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2014 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services

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  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks, and to cause our net debt leverage ratio to return within our net debt leverage ratio target range our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our DTH satellite TV services
  copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

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  the failure to successfully integrate Bell Aliant into Bell the expected timing and completion of the proposed Bell Aliant note exchange transactions are subject to risks and uncertainties and there can be no certainty that the anticipated benefits will be realized.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2013 Annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report) and BCE’s 2014 First, Second and Third Quarter MD&As dated May 5, 2014, August 6, 2014 and November 5, 2014 respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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